RUBICON
MINERALS CORPORATION

NEWS RELEASE
TSX VENTURE EXCHANGE - SYMBOL: RMX	JUNE 9, 2003
OTCBB - SYMBOL: RUBIF	PR03-15

RUBICON MINERALS INCREASES INTEREST IN NEWMAN-TODD PROPERTY, RED LAKE
- property contiguous to Rivard Gold Project from which Rubicon recently announced encouraging drill results -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that, through an agreement between Rubicon, Redstar Gold Corp., and AngloGold (Canada) Exploration Company, Rubicon has increased its interest in the prospective Newman-Todd property in the prolific Red Lake gold camp from a minimum 9% to 22% carried interest.

The Newman Todd property is located 15 kilometres west of Goldcorp Inc.'s Red Lake Mine and Placer Dome Inc.'s Campbell Mine (Figure 1). Significantly, it is contiguous to Rubicon's Rivard Gold project, under suboption to AngloGold, from which Rubicon recently announced encouraging drill intercepts (see news release dated June 3, 2003). Phase II diamond drilling at Rivard is planned to commence in July.

Under the terms of the Newman Todd agreement, AngloGold will acquire a 60% interest by spending US$750,000 on exploration over four years, including a firm work commitment of $100,000 in Year 1 and by making cash payments to Redstar. Rubicon will be the initial Manager of the exploration program. AngloGold may elect to become Manager by providing appropriate notice to Rubicon. After earn-in, Rubicon would have a 22% interest and Redstar would retain an 18% interest. Both Rubicon and Redstar would be carried to production, subject post mine decision to payback of exploration and capital costs out of 75% of their share of mine proceeds at prime plus 3%. If AngloGold terminates its option, the property would revert back to the Rubicon-Redstar Option Agreement, whereby, as part of a larger property package Redstar is required to spend $2.75 million to earn a 51% interest. AngloGold has agreed to a non-compete clause in an area around the West Red Lake properties. Any ground acquired by Redstar in this area would be subject to the Rubicon-Redstar agreement. Redstar has agreed to a non-compete clause in an area centered around the Rivard project.

In connection with this transaction, Redstar has agreed to a firm commitment to spend $600,000 before May 6, 2004 on the west Red Lake properties less the amount spent by AngloGold on Newman Todd over the same period.

Unrelated to the Newman Todd agreement, AngloGold has agreed to carry out 1500 metres of drilling on Rubicon properties in the northeast part of the Red Lake gold camp in the area of Planet Resources gold discovery, by June 2, 2004. Should AngloGold fail to carry out this program an agreed area of the property will be returned from the RLJV agreement to Rubicon.

Rubicon Minerals Corporation is a well funded junior mineral exploration company with over 260 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario, which hosts two high-grade, world-class gold mines (Placer Dome's Campbell Mine and Goldcorp's Red Lake Mine). Included in Rubicon's Red Lake holdings is the 100%-controlled McFinley Gold Project, from which the Company has reported high-grade intercepts from several zones including 21.26 oz/ton gold over 1.15 feet, 1.34 oz/ton gold over 3.28 feet and 1.92 oz/ton gold over 2.2 feet.

RUBICON MINERALS CORPORATION

David W. Adamson

_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6
TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.

Red Lake West End Properties
Rubicon Minerals Corporation
RLJV Property
Rubicon - AngloGold
McFinley Gold Project
100% Rubicon
McCuaig JV Project
Rubicon (60%) - Golden Tag (40%)
West Red Lake Project
Rubicon - Redstar
Other Rubicon Properties
100% Rubicon
Area of Detail
Cochenour Mine
Campbell Mine
(Placer Dome)
Red Lake Mine
(Goldcorp)
0 6
kilometres
RV-03-07
incl.
11.99 oz/ton gold
over 1.0 foot
Newman Todd - Rubicon - AngloGold - Redstar Property
Rubicon / AngloGold Properties
Rubicon / Redstar Properties
1 0 1 2 Kilometers